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                                                                SUB-ITEM 77D(G)

                           POLICIES WITH RESPECT TO
                             SECURITY INVESTMENTS

                         SHORT-TERM INVESTMENTS TRUST

On October 14, 2016, changes to the regulations that govern the operation of registered money market funds (the "new rules") will become effective. The changes are outlined in a supplement to shareholders dated June 15, 2016 regarding the notice of the anticipated changes to the operation of registered money market funds, including Government & Agency Portfolio, Government TaxAdvantage Portfolio, Liquid Assets Portfolio, STIC Prime Portfolio, Tax-Free Cash Reserve Portfolio and Treasury Portfolio (the "Funds") and their Prospectuses and Statement of Additional Information resulting, in part, from the new rules. The board of trustees of Short-Term Investments Trust, on behalf of Government & Agency Portfolio, Government TaxAdvantage Portfolio, Liquid Assets Portfolio, STIC Prime Portfolio, Tax-Free Cash Reserve Portfolio and Treasury Portfolio (the "Funds") that oversees the Funds has authorized these changes.

Although the mandatory compliance date for the new rules is October 14, 2016, the Funds will implement certain changes in advance of the compliance date.